Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

April 25, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ta Tanisha Meadows
William Thompson
Scott Anderegg
Lilyanna Peyser
Mara L. Ransom

Re:	Carvana Co.
Registration Statement on Form S-1 (File No. 333-217085)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Carvana Co. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on April 27, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 17, 2017:

(i)	Dates of distribution: April 17, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: approximately 2,989

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 40

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WELLS FARGO SECURITIES, LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

      INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the

several Underwriters

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Douglas J. Baird
	Name:	Douglas J. Baird
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Darsney
	Name:	Ben Darsney
	Title:	Director

By:	/s/ Russell Schmidt
	Name:	Russell Schmidt
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]